MATERIAL CHANGE REPORT
Form 51-102F3

Item 1 - Name and Address of Corporation

Zi Corporation
2100, 840 - 7th Avenue SW
Calgary, Alberta T2P 3G2
Telephone: (403) 233-8875
Fax: (403) 233-8878

Item 2 - Date of Material Change

The material change occurred on May 26, 2006

Item 3 - News Release

A Press Release was disseminated via CCN Matthews newswire service on May 26, 2006.

Item 4 - Summary of Material Change

Zi Corporation today announced that it has promoted Milos Djokovic to President and Chief Executive Officer, effective immediately. The positions had been held on an interim basis by Michael E. Lobsinger since May 2005. Djokovic has also been appointed to the Board of Directors.

Djokovic had been Zi’s Chief Operating Officer and Chief Technology Officer since joining the Company in October 2004. He helped direct the organizational realignment and strategic refocusing of Zi and has led the development and marketing of Qix™, Zi’s service discovery engine that intuitively accesses a mobile handset’s full set of features, applications and services.

Richard D. Tingle, Q.C., has been named Chairman of the Board of Zi Corporation replacing Michael Lobsinger who will remain on the Board and serve as a consultant to management through the end of 2006. Tingle, was elected to the Zi Board in December 2004. Since 1992, he has practiced law with Calgary-based Tingle Merrett LLP. He is a director of Denver-based Intermap Technologies Inc., Venpath Investments Ltd. located in Calgary and Emerald Bay Energy Inc. of Calgary, all of which are publicly traded companies.

Item 6 - Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

No omitted information.

Item 8 - Executive Officer

The name of an Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

Dale Kearns, Chief Financial Officer
Telephone: (403) 537-9769

Item 9 – Statement of Senior Officer

DATED at Calgary, Alberta, this 30th day of May, 2006.

ZI CORPORATION

Per: /s/ Dale Kearns
Dale Kearns
Chief Financial Officer